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                          April 30, 2021

       Joerg Hornstein
       Chief Financial Officer
       AC Immune SA
       EPFL Innovation Park, Building B
       1015 Lausanne
       Switzerland

                                                        Re: AC Immune SA
                                                            Registration
Statement on Form F-3
                                                            Filed April 28,
2021
                                                            File No. 333-255576

       Dear Mr. Hornstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Derek Dostal